CUSTODY AGREEMENT

SCHEDULE A

Funds to be Serviced Under This Agreement

Amerigo Fund

Clermont Fund

Berolina Fund

Liahona Fund

Descartes Fund

This Schedule was amended on September 23, 2005 to add the Berolina Fund, and on December 19, 2005 with respect to the Liahona and Descartes Funds.